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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of March 2004

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F  X  Form 40-F___
                                        ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                  Yes___ No  X
                                            ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

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Date: March 22, 2004

At the 43/rd/ Ordinary General Meeting of Shareholders of Korea Electric Power Corporation ("KEPCO") held on March 19, 2004, the following agenda was approved by the shareholders of KEPCO:

     Agenda 1. Approval of Non-Consolidated Balance Sheet, Income Statement and the Proposed Appropriation of Retained Earnings in respect of 2003 (as filed on March 4, 2004), all prepared in accordance with Korean Generally Accepted Accounting Principles

     Agenda 2. Selection of the president of KEPCO: Mr. Han, Joon-Ho who previously served as the chairperson of the Presidential Commission on Small and Medium Enterprises had been approved.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            KOREA ELECTRIC POWER CORPORATION


                                            By:  /s/ Lee, Hi-Taek
                                            ------------------------------
                                            Name:  Lee, Hi-Taek
                                            Title: Chief Financial Officer

Date: March 22, 2004